[Watts Water Technologies, Inc. letterhead]

May 22, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention:  John Cash, Accounting Branch Chief

Office of Manufacturing and Construction

Re:	Watts Water Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K Filed April 28, 2017
File No. 001-11499

Dear Mr. Cash:

This letter is being filed in response to the comment contained in a letter dated May 11, 2017 (the “Comment Letter”) from John Cash of the Staff of the Securities and Exchange Commission (the “Commission”) to Todd A. Trapp, Chief Financial Officer of Watts Water Technologies, Inc. (the “Company”).  The responses are keyed to the numbering of the comments in the Comment Letter and to the bullets used in the Comment Letter.

Form 8-K Filed April 28, 2017

1.              We note that effective January 1, 2017, the results of Watts Industries Middle East FZE has been included within your former Asia-Pacific segment instead of your former EMEA segment. We note from your disclosure on page 39 of your Form 10-K for the year ended December 31, 2016, that you determined you had eight reporting units in 2016: Water Quality, Blucher, Dormont, US Drains, AERCO, EMEA, Residential and Commercial, and Asia-Pacific. Please tell us and disclose in future filings:

•                  The reason for this change;

Response

As disclosed in the Company’s Form 10-Q for the quarterly period ended April 2, 2017 filed on May 9, 2017, the Company as of January 1, 2017 began reporting the results of Watts Industries Middle East FZE (“Watts Middle East”), an indirect wholly owned subsidiary of the Company, within the Company’s former Asia-Pacific segment, which is now referred to as APMEA (Asia-Pacific, Middle East, and Africa). Watts Middle East had previously been reported within the former EMEA (Europe, Middle East and Africa) segment, which is now referred to as Europe. This change did not affect the Company’s reportable segments but only represented a change in composition to align with the revised structure of our internal organization, and did not result in a material change to previously reported segment information. The Company’s 2016 results by segment were retrospectively revised for comparative purposes.

The change in composition impacted our full year to date 2016 results by segment by shifting approximately $11 million of revenue and $0.8 million of operating income out of Europe and into APMEA. The Middle East revenue for 2016 represented 2.5% of the EMEA segment revenue and 0.8% of the Company’s consolidated revenue. The Middle East operating income for 2016 represented 2% of the EMEA segment operating income and 0.6% of the Company’s consolidated operating income.

•                  How the change impacts your determination of your reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20; and

Response

There was no change in the determination of our eight reporting units for the purpose of goodwill impairment testing.  With respect to our identification of reporting units, we considered the guidance of ASC 350-20, which states that a reporting unit is an operating segment or one level below an operating segment, also known as a component, at which goodwill is tested for impairment. As a result of the change in composition of our reporting structure as described above, Watts Middle East, which was previously a component included within the former EMEA reporting unit, was reorganized into the former Asia-Pacific reporting unit. The reorganization changed the composition of our former EMEA and Asia-Pacific reporting units, whereby Watts Middle East, a component of the EMEA reporting unit, remained intact and was 100% re-assigned into the former Asia-Pacific reporting unit now referred to as APMEA. We followed the guidance in ASC 352-20-35-39 through ASC 350-20-35-40 to reassign assets and liabilities to the reporting units affected, including the allocation of an immaterial amount of goodwill.

The Company respectfully acknowledges the Staff’s comment and will adjust its disclosure related to its reporting units in future filings.

•                  How the change impacts your determination of operating segments as well as your aggregation of operating segments in determining your reportable segments. Please also provide the disclosures required by ASC 280-10-50-21.

Response

This change did not impact the determination of the Company’s operating segments, which remained intact, and only represented a change in composition of our segments that aligns with the revised structure of our internal organization. The Company does not aggregate any of its operating segments. Our three operating geographic segments align to the Company’s reportable segments.

The Company respectfully acknowledges the Staff’s comment and will adjust its disclosure in future filings to provide additional information regarding the Company’s reportable segments and enhance the discussion related to ASC 280-10-50-21 as underlined below:

The Company operates in three geographic segments: Americas, Europe, and APMEA. Each of these segments has separate financial results that are reviewed by the Company’s chief operating decision-maker. All intercompany sales transactions have been eliminated. The Company does not aggregate any of its operating segments as geographic regions are different in terms of economic conditions, regulations and currency risk.  The three operating geographic segments represent the Company’s three reportable segments. The accounting policies for each segment are the same as those described in Note 2 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

Each segment earns revenue and income primarily from the sale of products.  The Company sells its products into various end markets around the world, with sales by region based upon location of the entity recording the sale. Products are sold into four product categories: 1) residential & commercial flow control products, 2) HVAC & gas products, 3) drainage & water re-use products, and 4) water quality products.  The Americas sells products across all four product categories, Europe primarily sells residential & commercial flow products, HVAC & gas products and drainage products, and APMEA primarily sells residential & commercial flow products and HVAC & gas products.

Please telephone the undersigned at (978) 689-6134 or Kenneth R. Lepage, General Counsel of the Company, at (978) 689-6234 with any questions or comments concerning this filing.

Very truly yours,

/s/ Todd A. Trapp

Todd A. Trapp

Chief Financial Officer

cc:	Kenneth R. Lepage, Esq.